Navistar International Corporation 2701 Navistar Dr. Lisle, IL 60532 USA P : 331-332-5000 W : www.navistar.com	Richard Tarapchak Senior Vice President and Corporate Controller

March 3, 2014

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Mail Stop 3561

Washington, DC 20549

Re:	Navistar International Corporation
Form 10-K for the fiscal year ended October 31, 2013, filed December 20, 2013
File No. 001-09618

Dear Ms. Cvrkel:

Navistar International Corporation (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Commission”) dated February 18, 2014 (the “Comment Letter”) related to our Annual Report on Form 10-K for the fiscal year ended October 31, 2013).

This letter is to confirm that the Company contacted the Commission on February 28, 2014 to request an extension of time to respond to the Comment Letter beyond the date indicated in the Comment Letter. The Commission granted the Company an extension to respond by March 18, 2014.

Thank you for your consideration related to the Comment Letter and please do not hesitate to contact me at (331) 332-2251 with any questions.

Sincerely,

/S/ RICHARD C. TARAPCHAK
Richard C. Tarapchak Senior Vice President and Corporate Controller (Principal Accounting Officer)